BRAZIL REALTY

April 02, 2004

Mr. Akbar A. Poonawala

Managing Director

Head Global Equity Services

Corporate Trust & Agency Services

Deutsche Bank Trust Company Americas

60 Wall Street

MS NYC60-2515

New York, NY 10005

Dear Mr. Poonawala:

By this letter and pursuant to the Deposit Agreements (the “Deposit Agreement”) among Brazil Realty S.A. (the “Company”), and Deutsche Bank Trust Company Americas, as Depositary, and the holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder, the Company, effective April 19th, 2004 or upon effectiveness of the related Form F-6 and Brazilian Regulatory approval (the “Succession Date”), hereby removes Deutsche Bank Trust Company Americas as Depositary under the Deposit Agreements and appoints The Bank of New York (“BNY”) as successor Depositary thereunder.  Capitalized terms used, but not defined, herein shall have the meanings ascribed to them in the Deposit Agreement.  By execution of this letter by BNY in the space provided below, BNY accepts its appointment as successor Depositary under the Deposit Agreement, effective on the Succession Date, and agrees to be bound by the terms of this letter and to perform its obligations set forth herein.

In connection with this appointment and in accordance with the Deposit Agreements and in confirmation of the provisions of the relevant paragraph, the Company hereby directs Deutsche Bank Trust Company Americas to transfer to BNY all of Deutsche Bank Trust Company America’s rights and powers under the Deposit Agreements and, to duly assign, transfer, and deliver all right, title, and interest in the Deposited Securities to BNY, and to deliver to BNY a certified list of the Holders of all outstanding American Depositary Receipts on the books for the registration of transfer thereof maintained by Deutsche Bank Trust Company Americas as of the Succession Date.

By this letter and pursuant to the Deposit Agreements, the Company and BNY remove Deutsche Bank Trust Company Americas as registrar for the registry of Receipts or American Depositary Shares evidenced thereby on any stock exchanges or securities markets in the United States, effective on the Succession Date and BNY hereby agrees to act as substitute registrar effective on the Succession Date.

By separate letter, BNY will provide you with the first requests for information in order to ensure a smooth transition for our ADR holders.  Effective on the Succession Date, Banco Itaú as the custodian, acting as agent for Deutsche Bank Trust Company Americas as the original Depositary, shall cease to act as Custodian and a Custodian appointed by BNY shall become the substitute Custodian.  BNY will be in contact with you regarding delivery of the Deposited Securities and any relevant records to the substitute Custodian.

In accordance with the Deposit Agreements, The Bank of New York will promptly mail notice of its appointment and of the appointment of the substitute Custodian to the record holders of Receipts in the manner provided in the relevant section of the Deposit Agreement and accordingly will be in further touch with you for these purposes.

The Bank of New York will absorb your reasonable out-of-pocket expenses in connection with the transition.  We understand that you will not charge the Company or any Holder any fees or any additional expense or other charges associated with this change of Depositaries.

We look forward to your cooperation in this matter.

Yours sincerely,

Brazil Realty  Empreendimentos e Participações S.A.

By: /s/ Luis Largman

/s/ Nessin Daniel Sarfati

Luis Largman

Nessin Daniel Sarfati

The Bank of New York

By: /s/ Teresa Loureiro-Stein

Name: Teresa Loureiro-Stein

Title: Vice President

Deutsche Bank Trust Company Americas

By: ______________________________

Name:

Title: